UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUER
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                     ATOMIC GIANT.COM, INC.
         (Name of Small Business Issuer in its charter)


             Utah                           87-0626333
(State or Other Jurisdiction of           (IRS Employer
Incorporation or Organization)         Identification No.)


          4643 North Mile High Drive, Provo, Utah 84604
      (Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number:  (801) 373-3990


Securities to be registered under Section 12(b) of the Act:  None

Securities  to  be  registered under Section 12(g)  of  the  Act:
Common Stock, No Par Value

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                        TABLE OF CONTENTS

ITEM NUMBER AND CAPTION                                     Page

Part I

1.   Description of Business                                    3

2.   Management's  Discussion and  Analysis  or  Plan  of       4
      Operations

3.   Description of Property                                    5

4.   Security Ownership of Certain Beneficial Owners  and       5
      Management

5.   Directors, Executive Officers, Promoters and Control       7
      Persons

6.   Executive Compensation                                     8

7.   Certain Relationships and Related Transactions             8

8.   Legal Proceedings                                          8

9.   Market  for  Common  Equity and  Related  Stockholder      9
      Matters

10.  Recent Sales of Unregistered Securities                    9

11.  Description of Securities                                 10

12.  Indemnification of Directors and Officers                 10

13.  Financial Statements                                      12

14.  Changes  in  and  Disagreements with  Accountants  on     12
      Accounting and Financial Disclosure

15.  Financial statements and Exhibits                         12

                ITEM 1.  DESCRIPTION OF BUSINESS

General

The Company was formed as a Utah corporation in February 1999 for the purpose of engaging in the development and marketing of various Internet and Internet related products and services, including the development and marketing of e-mail databases. The Company is currently conducting market research to determine the market niches it will focus on in developing its business, constructing its website, and developing programming for the e-mail databases.

The Company's primary focus is on providing "opt-in" e-mail services to retailers and distributors of consumer goods and services who want to reconnect with their customers to offer new products and services. Opt-in e-mail is a system in which the customer agrees to have e-mail sent to him from the retailer or distributor, usually on a regular basis, informing the customer of new products and services, specials, product mark-downs, and any other information related to the products and services offered. In order to open this direct and periodic channel of communication to the customer, the retailer or distributor will often limit certain specials and savings opportunities only to customers who participate in the opt-in e-mail program.

The Company intends to be an outside service provider to the retailers and distributors. It will establish and maintain the database of opt-in customers for each retailer or distributor, coordinate periodic sales and e-mail communications, and effect dissemination of the e-mail to the opt-in customers. The Company will also explore the possibility of providing e-mail order services, so that customers can respond by e-mail to special offers.

In February 1999 the Company registered the domain name "AtomicGiant.com". It is now constructing its website, which will initially be used to market its services to retailers and distributors. Ultimately, the Company's objective is to make the website a clearing house where customers can access retailers and distributors and their special product offers through links in the Company's website. It is expected the website will be complete in June 1999.

The Company is also developing the database programs it needs to manage the opt-in e-mail service it will offer to retailers and distributors. The goal is to develop programs that will enable the Company to add-on the e-mail and marketing services described above, so that the Company can continually expanded its service offerings.

The Company has only made preliminary marketing overtures to retailers and distributors to determine their interest in the services the Company intends to provide. Although there have been indications of interest, the Company has no service agreements at this time and can not predict how well its services will be received. Accordingly, the Company is a new venture with no history of operations on which to evaluate its future prospects.

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Competition

The internet is the new frontier of commerce, so it characterized by substantial growth and competition by many businesses seeking to take advantage of this growing industry. A substantial number of businesses are offering a variety of internet marketing services and programs to retailers and distributors. Many retailers and distributors are creating their own internet marketing programs, which may include e-mail solicitation. Most of these businesses have substantially greater financial and managerial resources than the Company. The Company's plan is to market its services to smaller retailers and distributors who prefer to outsource their service needs rather than commit their capital to developing the resources in-house. The Company is now investigating through an internal market study the potential for acceptance of the Company's services by this target market.

Employees

The Company is a development stage company and currently has no employees, except its executive officers. Management of the Company expects to use consultants, attorneys, and accountants as necessary. The need for full-time employees and their availability will be determined on an as needed basis.

Government Regulation

There is no government regulation that is significant to the Company's proposed operations.

    ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
                           OPERATIONS

Plan of Operations

At March 31, 1999, the Company had cash of $992,331, and liabilities of $5,813. The Company is in the development stage, in that has just begun to try and develop its internet service business. Accordingly, the Company had no revenues from February through March 1999, and has not commenced its proposed business. The only significant expense realized by the Company during the period was $20,500 for issuance of a below market warrant to an affiliate, which did no affect the Company's working capital. See "Certain Relationships and Related Transactions."

The Company intends to use its working capital of $988,885 over the next year for the following purposes, listed in order of priority.

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Proposed Use                                          Amount ($)

Promotion and advertising                               80,000
Computer and related equipment                          90,000
Software and programming                                50,000
Administrative expenses                                100,000
Unallocated Working Capital                            668,885

The proposed uses of the Company's working capital are based solely on management's preliminary pricing for the resources required to implement the Company's business. Actual expenditures may vary substantially from the foregoing estimates as the Company's business develops. The amount allocated to administrative expenses may vary significantly depending on the timing under which the Company is required to hire employees and establish facilities to support its operations. The amount of unallocated working capital is so large because of management's determination to have capital available to allocate to those items it discovers as the Company develops have the greatest need in relation to commencing operations. The Company can not predict when it will be able to commence planned operations for its internet business, but believes that at the very least it will not generate any revenue from operations before the last calendar quarter of 1999.

If the proposed internet business of the Company proves unsuccessful, the Company may recognize substantial losses. In these circumstances, the Company would attempt to use whatever resources remain to develop other Internet business opportunities. There is no assurance the Company will ultimately be successful in implementing any profitable business.

               ITEM 3.  DESCRIPTION OF PROPERTIES

The Company rents its office space at 4346 North Mile High Drive, Provo, Utah 84604, from A&J Investments, a company owned by Joseph Olivier, a founder of the Company. The Company's lease is a month to month lease beginning March 1, 1999. The Company pays $300.00 per month to utilize this space.

  ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT

The following table sets forth as of April 30, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

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                                 Common     Warrants    Percent of
                                 Shares                  Class (1)

Name and Address

Joseph Ollivier (2)              45,000      50,000      14.1
3191 North Canyon Road
Provo, Utah 84604

Scott Frazier (3)                50,000       -0-         8.0
913 Sunburst Lane
Alpine, Utah 84004

Joshua Miller (3)                 2,500       -0-         0.4
4643 North Mile High Drive
Provo, Utah 84604

Miles Pitcher (3)                 2,500       -0-         0.4
4643 North Mile High Drive
Provo, Utah 84604

Seastone Companies, L.C. (4)     50,000       -0-         8.0
4290 North Vintage Circle
Provo, Utah 84604

All Executive Officers and       55,000       -0-         8.8
 Directors as a Group (3 persons)

(1) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his or her warrants.

(2) Joseph Ollivier rendered consulting services in connection with the formation and structuring of the Company, and is expected to continue consulting with the Company on the development of its Internet business. For such services, Mr. Ollivier received a warrant to purchase 50,000 shares of the Company's common stock at an exercise price of $1.00 per share, which expires on January 1, 2001. Based on this relationship, Mr. Olivier is deemed to be a founder of the Company. See "Certain Relationships and Related Transactions."

(3) Messrs. Frazier, Miller, and Pitcher are all of the officers and directors of the Company.

(4) Seastone Companies, L.C., is owned by Sunbrook Holdings Ltd. ("Sunbrook"). The general partners of Sunbrook are Warren R. Osbourne and Tricia R. Osbourne. Therefore, Sunbrook, Warren R. Osbourne, and Tricia R. Osbourne may be deemed to have shared voting and investment control with respect to 50,000 shares held of record by Seastone Companies, L.C.

  ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
                             PERSONS

The following table sets forth the names, ages, and positions with the Company for each of the directors and officers of the Company.

Name                Age  Positions (1)                   Since

Scott Frazier       45   Chairman and Director            1999

Miles Pitcher       24   President and Director           1999

Joshua Miller       24   Vice President, Treasurer  and   1999
                         Director

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

The following is information on the business experience of each director and officer.

Scott Frazier has been an independent business advisor and investor from June 1995 to the present. From July 1988 to June 1995, he served as the Chief Executive Officer of Achievement Rehab. Mr. Frazier was the Vice President of Operations for Morristown Memorial Hospital from August 1986 to July 1988. Mr. Frazier graduated from Brigham Young University with a degree in Economics in 1975, and from Harvard University in 1978 with a Masters in Business Administration.

Miles C. Pitcher entered Brigham Young University ("BYU") in January 1997, and graduated in April 1998 with a bachelor's degree in Business Management. From June 1998 to the present, Mr. Pitcher has been a managing member of Monitor Finance, L.C., a privately-held company based in Orem, Utah, which provides loan financing to individuals and businesses. From January 1999 to the present, he has been a partner of First Capital Advisors, L.C., of Orem, Utah, a privately held business consulting company. From September 1995 to October 1997, Mr. Pitcher was employed as an administrative assistant at First Western Advisors, a stock brokerage firm in Salt Lake City, Utah. He is currently serving as the secretary/treasurer of the Utah Association of Alternative Lenders.

Joshua Miller entered Brigham Young University ("BYU") in September 1992, and graduated in April 1999 with a degree in Linguistics. He has been accepted in the MBA program at BYU and will enter in the fall 2000. While at BYU, Mr. Miller served as Senior Co-President of the Association of Collegiate Entrepreneurs. He received the Mary Fielding University Scholarship for academics and the Mary Pickford Scholarship from the business school. From December 1998, to February 1999, Mr. Miller was employed at First Capital Advisors, L.C., of Orem, Utah, a privately held business consulting company.

                 ITEM 6.  EXECUTIVE COMPENSATION

Prior to March 31, 1999, no executive compensation was paid to any officer of the Company. On March 31, 1999, the Board of Directors adopted a resolution authorizing payment of a monthly salary to each of Miles Pitcher and Joshua Miller in the amount of $500 in consideration for their services as executive officers. It is expected that Messrs. Pitcher and Miller will commit approximately 25% of their time to the business of the Company over the next six months or until the development of the Company's business requires a greater time commitment, whichever occurs first. At such time as a greater time commitment is required, the compensation arrangements for Messrs. Pitcher and Miller will likely be adjusted.

The Company has no further agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with implementing the Company's internet business.

     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Scott Frazier, Miles Pitcher, Joshua Miller, and Joseph Ollivier are the persons who were instrumental in the formation of the Company in February 1999, and will continue to be involved in the development of the Company's Internet business. Accordingly, these persons are the founders of the Company. In connection with the formation of the Company each of the founders purchased common stock of the Company at a price of $1.00 per share, which was arbitrarily determined by the founders. See "Security Ownership of Certain Beneficial Owners and Management." In addition, Mr. Ollivier was issued a warrant to purchase 50,000 shares of the Company's common stock at an exercise price of $1.00 per share, which expires on January 1, 2001, for his consulting services in connection with the formation of the Company and future services to be rendered in connection with implementing its internet business. There is no written agreement between the Company and Mr. Ollivier regarding these services, and the Company is relying solely on his equity interest in the Company to induce him to commit his time and efforts to the Company. As a result of issuing the warrant, the Company recognized an expense of $20,500, for issuance of the below market warrant to an affiliate.

The Company rents office space from Joseph Ollivier, a founder and principal stockholder of the Company, for $300 per month.

                   ITEM 8.  LEGAL PROCEEDINGS

The  Company  is  not  a  party  to any  material  pending  legal
proceedings,  and  to  the  best  of  its  knowledge,   no   such
proceedings by or against the Company have been threatened.

          ITEM 9.  MARKET FOR COMMON EQUITY AND RELATED
                       STOCKHOLDER MATTERS

From the date of inception to the date of this registration statement there has been no public trading market for the Company's common stock. Following the filing of this registration statement, the Company will seek out one or more stock brokerage firms to make a market in the Company's common stock and submit an application for quotation of the Company's common stock on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. There is no assurance that a trading market in the common stock will be established in the future.

Since its inception, no dividends have been paid on the Company's common stock. The Company intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future.

On March 31, 1999, there were approximately 210 holders of record of the Company's Common Stock.

        ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

Immediately following organization of the Company in February 1999, it sold 250,000 shares of its common stock to its officers, directors and other shareholders for an aggregate of $250,000 in cash, or a price per share of $1.00. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933. All purchasers had pre-existing business and personal relationships with the founders of the Company. The names of the purchasers and amount of shares purchased are as follows:

Name                                                  Number of
                                                       Shares

Joseph Ollivier                                        45,000
Scott Frazier                                          50,000
Joshua Miller                                           2,500
Miles Pitcher                                           2,500
Seastone Companies, L.C.                               50,000
Byron B. Barkely Pension Trust                          8,000
Marie Davis                                             8,500
Paul Davis                                              8,500
Steve Gibson                                           25,000
KCLNACT Unitrust                                       25,000
Roger McOmber                                          25,000

Additionally, the Company issued 50,000 warrants to purchase common stock at a price of $1.00 per share expiring January 1, 2001, to Joseph Ollivier, a founder of the Company.

In order to provide the Company with additional working capital to implement its business plan, the Company commenced on February 24, 1999, a placement of 375,000 shares common stock at a price of $2.00 per share in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. The offering was completed on or about March 3, 1999, with all offered shares sold at a gross purchase price of $750,000. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The founders of the Company sold the shares to 199 persons, all of whom were business and personal acquaintances. The shares were sold in reliance on exemptions from state registration and qualification requirements, so all certificates issued contain a legend restricting future transfer without compliance with applicable state securities laws.

               ITEM 11.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of common stock, no par value, of which 625,000 shares are issued and outstanding. Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting  rights  and,  therefore, holders of  a  majority  of  the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Holders of common stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. The Company has not paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future.

       ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The by-laws of the Company provide that the Company may indemnify a director to the maximum extent permitted by the Utah Revised Business Corporation Act, so long as the conduct of the director that is the subject of any proceeding was in good faith, or reasonably believed to be, or not opposed to, the Company's best interests. In criminal proceedings, the Company may indemnify a director who had no reasonable cause to believe his conduct was unlawful. The Company may not indemnify a director who is found liable to the Company or found to have derived an improper benefit from the Company. The Company must indemnify a director against reasonable expenses incurred in a proceeding where the director prevails.

Section 16-10-902 of the Utah Revised Business Corporation Act provides in relevant part as follows:

     (1) A corporation may indemnify an individual made a party to a proceeding because he is or was a director, against liability incurred in the proceeding if his conduct was in good faith, he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests, and in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

     (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

     (4)   A corporation may not indemnify a director under  this
     section in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation, or in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

     (5) Indemnification under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 16-10a-903 of the Utah Revised Business Corporation Act provides in relevant part as follows:

     Unless limited by its articles of incorporation, a corporation shall indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding, or in the defense of any claim, issue, or matter in the proceeding, to which he was a party because he is or was a director of the corporation, against reasonable expenses incurred by him in connection with the proceeding or claim with respect to which he has been successful.

Section 16-10a-905 of the Utah Revised Business Corporation Act provides in relevant part as follows:

     Unless a corporation's articles of incorporation provide otherwise, a director of the corporation who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers
     necessary,  may  order  indemnification  in  the   following
     manner:

     (1) if the court determines that the director is entitled to mandatory indemnification under Section 16-10a-903, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification; and

     (2) if the court determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the applicable standard of conduct set forth in Section 16-10a-902 or was adjudged liable as described in Subsection 16-10a-902(4), the court may order indemnification as the court determines to be proper, except that the indemnification with respect to any proceeding in which liability has been adjudged in the circumstances described in Subsection 16-10a-902(4) is limited to reasonable expenses incurred.

Section 16-10a-907 of the Utah Revised Business Corporation Act provides in relevant part as follows:

     Unless a corporation's articles of incorporation provide otherwise:

     (1) an officer of the corporation is entitled to mandatory indemnification under Section 16-10a-903, and is entitled to apply for court-ordered indemnification under Section 16-10a-905, in each case to the same extent as a director;

     (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

     (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

                  ITEM 13. FINANCIAL STATEMENTS

The financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial
Statements on page F-1.

     ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
             ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no changes in or disagreements with accountants since the Company's organization.

           ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

The following financial statements of the Company appear at the end of this registration statement beginning with the Index to Financial Statements on page F-1.

Independent Auditors' Report
Balance Sheet as of March 31, 1999
Statement  of  Operations from February 10, 1999  (Inception)  to
March 31, 1999
Statement  of  Stockholders"  Deficit  from  February  10,   1999
(Inception) to March 31, 1999
Statement  of  Cash Flows from February 10, 1999  (Inception)  to
March 31, 1999
Notes to Financial Statements

Exhibits

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit   SEC    Title of Document                       Page
 No.      Ref.
          No.

  1      (3)(i)  Articles of Incorporation                E-1

  2     (3)(ii)  By Laws                                  E-5

  3       (10)   Warrant dated February 11, 1999         E-23

  4       (10)   Office  Lease Agreement  dated  March   E-28
                 1, 1999

  5       (27)   Financial Data Schedules                  *

* The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange Commission.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on   its  behalf  by  the  undersigned  thereunto   duly
authorized.

                                   ATOMIC GIANT.COM, INC.

Date:  May  10, 1999               By: /s/ Miles  Pitcher, President

In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Dated: May 10, 1999              /s/ Joshua Miller, Director


Dated: May 10, 1999              /s/ Miles Pitcher, Director


Dated: May 10, 1999              /s/ Scott Frazier, Director

                                      ATOMIC GIANT.COM, INC.
                               (A Development Stage Company)
                  Index to Consolidated Financial Statements






                                                    Page

Independent Auditors' Report                         F-2


Balance Sheet                                        F-3


Statement of Operations                              F-4


Statement of Stockholders' Deficit                   F-5


Statement of Cash Flows                              F-6


Notes to Financial Statements                        F-7

                      INDEPENDENT AUDITORS' REPORT


To the Board of Directors
and Stockholders of
Atomic Giant.com, Inc.


We  have  audited  the accompanying  balance  sheet  of
Atomic Giant.com, Inc.(a development stage company), as
of  March  31,  1999  and  the  related  statements  of
operations,  stockholders'  equity and cash  flows  for
the  period  February 10, 1999 (date of  inception)  to
March  31,  1999.  These financial statements  are  the
responsibility   of  the  Company's  management.    Our
responsibility is to express an opinion on these financial statements based on our audit.

We  conducted  our audit in accordance  with  generally
accepted  auditing standards.  Those standards  require
that we plan and perform the audit to obtain reasonable
assurance  about whether the financial  statements  are
free  of  material  misstatement.   An  audit  includes
examining,  on  a test basis, evidence  supporting  the
amounts  and  disclosures in the financial  statements.
An   audit   also  includes  assessing  the  accounting
principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atomic Giant.com, Inc., as of March 31, 1999 and the results of their operations and their cash flows for the period February 10, 1998 (date of inception) to March 31, 1999, in conformity with generally accepted accounting principles.



Tanner & Co.




Salt Lake City, Utah
April 28, 1999

                                      ATOMIC GIANT.COM, INC.
                               (A Development Stage Company)
                                               Balance Sheet

                                              March 31, 1999



       Assets

  Current assets:
  Cash                                           $  992,331
  Prepaid expenses                                    2,367

          Total current assets                      994,698

  Equipment, net of accumulated                       3,617
   depreciation of $29

          Total assets                           $  998,315


       Liabilities and Stockholders' Equity

  Current liabilities:
  Accounts payable                               $    5,560
  Accrued liabilities                                   253

          Total current liabilities                   5,813

  Commitments

  Stockholders' deficit:
    Capital stock, 50,000,000 no-
     par shares authorized, 625,000
     shares issued and outstanding                1,015,100
  Accumulated deficit                               (22,598)

          Total stockholders' equity                992,502

          Total liabilities and
           stockholders' equity                  $  998,315

See accompanying notes to financial statements

                                      ATOMIC GIANT.COM, INC.
                               (A Development Stage Company)
                                     Statement of Operations

     February 10, 1999 (Date of Inception) to March 31, 1999







Revenue                                           $      -

General and administrative expenses                (25,500)

Other income - interest                              2,902

          Loss before income taxes                 (22,598)

Income tax benefit                                       -

       Net loss                                   $(22,598)

Loss per share - basic and diluted                $   (.04)

Weighted average shares -
 basic and diluted                                 625,000


See accompanying notes to financial statements

                                      ATOMIC GIANT.COM, INC.
                               (A Development Stage Company)
                          Statement of Stockholders' Deficit

     February 10, 1999 (Date of Inception) to March 31, 1999









                                              Common Stock        Accumulated
                                         Shares         Amount       Deficit

Balance at February 10, 1999                  -    $         -    $       -

Issuance of common stock for cash
  net of $5,400 offering costs          625,000        994,600            -

Issuance of below market warrants             -         20,500            -

Net loss
                                              -              -      (22,598)

Balance at March 31, 1999               625,000    $ 1,015,100    $ (22,598)

See accompanying notes to financial statements

                                      ATOMIC GIANT.COM, INC.
                               (A Development Stage Company)
                                     Statement of Cash Flows

     February 10, 1999 (Date of Inception) to March 31, 1999




Cash flows from operating
activities:
  Net loss                                        $(22,598)
  Adjustments to reconcile net loss to
   net cash used in operating activities:
     Depreciation                                       29
     Issuance of below market warrants              20,500
  Increase in prepaid expenses                      (2,367)
  Increase in:
     Accounts payable                                5,560
     Accrued liabilities                               253

          Net cash provided by
          operating activities                       1,377

Cash flows from investing activities-
  purchase of equipment                             (3,646)

Cash flows from financing activities -
  issuance of common stock                         994,600

          Net increase in cash                     992,331

Cash, beginning of period                                -

Cash, end of period                               $992,331

See accompanying notes to financial statements

                                      ATOMIC GIANT.COM, INC.
                               (A Development Stage Company)
                               Notes to Financial Statements

                                              March 31, 1999


1. Summary of    Organization
   Significant Atomic Giant.com, Inc. (the Company) was Accounting incorporated in the State of Utah on Policies February 10, 1999 for the purpose of, but not  limited  to, developing  and  marketing
                 various    Internet   and   Internet-related
                 products and services.

                 In  accordance with SFAS No. 7, the  Company
                 is  considered  to  be in the  developmental
                 stage.      The    Company    is    devoting
                 substantially   all  of   its   efforts   to
                 establishing  a new business.  No  principal
                 operations    have    commenced    and    no
                 significant revenues have been derived from operations.

                 Concentration of Credit Risk
                 The  Company  maintains  its  cash  in  bank
                 deposit   accounts  which,  at  times,   may
                 exceed   federally  insured   limits.    The
                 Company  has not experienced any  losses  in
                 such   accounts  and  believes  it  is   not
                 exposed to any significant credit risk on cash and cash equivalents.

                 Cash and Cash Equivalents
                 For   purposes  of  the  statement  of  cash
                 flows,   cash   includes   all   cash    and
                 investments with original maturities to the Company of three months or less.

                 Equipment
                 Equipment   is   recorded   at   cost   less
                 accumulated  depreciation.  Depreciation  is
                 provided  using  the  straight-line   method
                 over the estimated useful lives.

                 Income Taxes
                 Deferred   income  taxes  are  provided   in
                 amounts   sufficient  to  give   effect   to
                 temporary differences between financial and tax reporting.

                 Earnings Per Share
                 The   computation  of  basic  earnings   per
                 common   share  is  based  on  the  weighted
                 average number of shares outstanding during each year.

                                        ATOMIC GIANT.COM, INC.
                                 (A Development Stage Company)
                                 Notes to Financial Statements
                                                     Continued


1. Summary of    Earnings Per Share - Continued
   Significant   The   computation  of  diluted  earning  per
   Accounting    common share is based on the
   Policies      weighted    average   number    of    shares
   Continued     outstanding during the year plus the  common
                 stock equivalents which would arise form the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

                 Use of Estimates in Financial Statements
                 The  preparation of financial statements  in
                 conformity    with    generally     accepted
                 accounting  principles  requires  management
                 to   make  estimates  and  assumptions  that
                 affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


2. Income        The  benefit  for income taxes is  different
   Taxes         from  amounts  which would  be  provided  by
                 applying the statutory federal income tax rate to loss before benefit for income taxes for the following reasons:

                  Federal income tax benefit at statutory rate    $   700
                  Changes in valuation allowance                     (700)

                                                                  $     -

                 Deferred Tax assets (liabilities) consist of the following:

                   Net operating loss carryforwards               $   700
                   Valuation allowance                               (700)

                                                                  $     -

                                       ATOMIC GIANT.COM, INC.
                                (A Development Stage Company)
                                Notes to Financial Statements
                                                    Continued



2. Income        At  March  31, 1999, the Company has  a  net
   Taxes         operating  loss  carryforward  available  to
   Continued     offset    future    taxable    income     of
                 approximately  $2,100, which will  begin  to
                 expire in 2019.  The utilization of the  net
                 operating  loss  carryforward  is  dependent
                 upon the tax laws in effect at the time  the
                 net  operating  loss  carryforwards  can  be
                 utilized.   The  Tax  Reform  Act  of   1986
                 significantly limits the annual amount  that
                 can   be  utilized  for  certain  of   these
                 carryforward as a result of the change in ownership.


3. Supplemental  There  were no amounts paid for interest  or
   Cash Flow     income  taxes  for the period  February  10,
   Disclosure    1999  (date  of  capital  contribution)   to
                 March 31, 1999.


4. Stock         During  February  1999, the Company  granted
   Warrants      warrants   to  purchase  50,000  shares   of
                 common  stock.  The warrants are exercisable
                 at  a  $1  par share and expire  on  January
                 2001.  As of March 31, 1999 no warrants  had
                 been   exercised.   The  Company  recognized
                 costs associated with the issuance of these warrants in accordance with SFAS 123 of $20,500.